SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 2011

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of June 2011, incorporated by reference herein:

Exhibit

99.1   Release dated June 30, 2011, entitled "NOTICE OF GENERAL MEETING".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: June 30, 2011   By: /s/ Themba Gwebu
                                            Name: Themba Gwebu
                                            Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD")

NOTICE OF GENERAL MEETING

DRDGOLD shareholders ("Shareholders") are advised that a general meeting of Shareholders will be held at Quadrum Office Park, Building 1, 50 Constantia Boulevard, Constantia Kloof Ext 28, Roodepoort, 1709 on Friday, 29 July 2011 at 09:00 (South African time) to transact business relating to the Companies Act, No. 71 of 2008 (as amended), as stated in the notice of general meeting which was posted to Shareholders on Thursday, 30 June 2011.

Roodepoort

30 June 2011

Sponsor

One Capital